CHINA LIBERAL EDUCATION HOLDINGS LIMITED

China Liberal Education Holdings Limited

Huateng Century Park Headquarters,

Building A, Level 2

Beijing, PRC

+86-10-6597-8118

August 5, 2019

Via Edgar

Ms. Celeste M. Murphy

Legal Branch Chief

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	China Liberal Education Holdings Limited

Amendment No.1 to

Draft Registration Statement on Form F-1

Submitted June 18, 2019

CIK No. 0001775085

Dear Ms. Murphy:

This letter is in response to the letter dated June 25, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Liberal Education Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Our Results of Operations

Our Tuition and Service Fees Charged, page 39

1. Highlight that the Chinese host universities you partner with for your Sino-foreign jointly managed academic programs have the ability to withhold your portion of tuition payments in certain circumstances. To the extent any such withholding may materially affect your revenue, profitability, results of operations, or financial condition, provide related risk factor disclosure.

In response to the Staff’s comment, we revised our disclosure on page 39 of the Registration Statement.

Additionally, in response to the Staff’s comment, we revised our disclosure on page 9 of the Registration Statement to provide a risk factor related to Chinese host universities’ ability to withhold our portion of tuition payments in certain circumstances.

Our Ability to Control Costs and Expenses and Improve Our Operating Efficiency, page 39

2. Highlight that any costs related to teacher substitution, textbooks, course materials and curriculums adjustment arising out of a service deficiency are borne by the company rather than a host university.

In response to the Staff’s comment, we revised our disclosure on page 39 of the Registration Statement.

Industry, page 56

3. With regard to your statement that the information and data presented in this section have been derived from the Frost & Sullivan industry report dated April 2019, indicate that the report was commissioned by the company in connection with this offering.

In response to the Staff’s comments, we revised the disclosure on page 57 of the Registration Statement to indicate that the report was commissioned by the Company in connection with this offering.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jianxin Zhang
Name:	Jianxin Zhang
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC